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                                                       EXHIBIT 15







ENSERCH Corporation:

We have made a review in accordance with standards established by the American Institute of Certified Public Accountants of the unaudited condensed interim financial information of ENSERCH Corporation for the periods ended March 31, 1995 and 1994, as indicated in our report dated April 26, 1995; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which was included in your Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, is being incorporated by reference in this Registration Statement.

We are also aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.




August 4, 1995
Dallas, Texas